ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES STRATEGIC
PARTNERSHIP WITH AGERON ENERGY AND ENTRY INTO SOUTH TEXAS MARKET

Nashville, Tennessee and Vancouver, British Columbia - September 23, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) is pleased to announce the formation of a new strategic partnership with Ageron Energy, LLC ("Ageron") and the signing of leases on nearly 8,000 net acres in Webb County, Texas. As part of this partnership and transaction, Alpine Summit will gain access to 35 to 40 attractive natural gas drilling locations in South Texas and will further strengthen its drilling capabilities by working alongside the experienced Ageron operating team. Alpine Summit expects to begin development of these new locations in October 2021, with first production targeted in early January 2022.

Alpine Summit's Chief Investment Officer, Bill Wicker, commented: "We have known the Ageron team for a number of years and continue to be impressed with its deal sourcing capabilities and operational experience. We are excited to expand our reach into the South Texas market and view this strategic partnership and leasehold agreement as an important step forward in our growth as a company. Additionally, we continue to look for other partners including landowners and operators to work with as we grow our footprint in South Texas and other areas."

Bruce Gates, President of Ageron said, "We could not be more excited to work with the team at Alpine Summit who have proven to be knowledgeable and straightforward partners. We will continue to look for ways to grow our presence in this market and are looking forward to being very active developers in South Texas."

About Ageron Energy, LLC

Ageron is an independent oil and gas company based in San Antonio, Texas. Ageron's operations are primarily in Texas with additional prospects both nationally and internationally. Its skilled and experienced team strives to efficiently find, acquire, and operate oil and natural gas properties. The team's collective level of experience facilitates accomplishing this with minimal costs, providing higher yields and returns to investors.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward- looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning the expected listing and trading on the TSXV and Alpine Summit's strategic plans.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.